Founder Letter for Anita Darden Gardyne, CEO Oneva

Dear Potential Investors,

Even as a five-year-old in 1968, I was aware of Dr. King's Poor People's Movement. My parents made sure of that. As a family, we shared Dr. King's belief that all citizens deserve access to the American Dream, including living wage jobs and a job ladder so as to allow economic mobility for all who are prepared, able and interested. And I am proof his mission lives and is being fulfilled in building Oneva, Inc.

Reverend Jesse Jackson was appointed by Dr. Ralph Abernathy as the Mayor of the Poor People's City in 1968. In October 2014, Reverend Jackson had me and Bob Gardyne, my husband of 31 years and Oneva co-founder, promise that with his help, we would use our technology platform to create a pipeline of great paying jobs from my hometown city of Richmond to Silicon Valley. He further asked that we replicate our platform and processes all over the world to create living wage jobs, economic improvement, and all that came with it for everybody. Rev said our Poor People's mission had grown to lift poor people all over the world and absolutely beginning right here in Silicon Valley. To achieve these lofty goals, Rev Jackson introduced us to George Zinn, Treasurer Microsoft, and Brian Krzanich, CEO Intel, and their staff on December 10, 2014. And that's the day that Oneva's trajectory changed.

What is Oneva, you ask, and why did Microsoft choose to collaborate with me to provide solutions for elder care on a global scale? Most importantly, why should you choose to invest in this certified minority female founder, referenced as the 11th Black female founder in US history to raise $1M according to TechCrunch?

Please read more of my story below as well as other provided material. Though we can make no promises or guarantees for our future, you'll learn why Oneva's expansion hopes to generate significant profits for its investors, living wages and a job ladder for its caregivers, improved safety for clients and caregivers alike, enterprise-grade network security and privacy for everyone, and an opportunity for enterprises, non-profits, and government to contribute more to in-home family care.

Thank you for reading my story and considering an investment in Oneva.

What is Oneva, Inc?
Oneva is an software and service provider company based in Oakland, CA that has collaborated with Microsoft Benefits to design and operate the world's first and only enterprise-grade in-home care services platform designed to resolve the trust and verification problems inherent in in-home care alternatives.

Oneva consists of eight functional areas that operate together to provide care services to families through their employer or insurance provider:
1. Client marketing, profile setup, and onboarding
2. Caregiver verification, video generation, and onboarding
3. Enterprise integration, configuration, and reports

4. Concierge operations, scheduling, payment, and customer support
5. Platform, IP development, network security and privacy, and workflow
6. Printed and video collateral, and training materials
7. Financial, insurance and fundraising
8. Legal framework, including contracts, trademarks and patents

The first four components (client support, caregiver support, enterprise support, and concierge/customer service) are driven out of Oneva Operations using the Oneva Care Platform.

Platform development, IP, security and privacy, and workflow are driven out of engineering. Our platform, referred to as the Oneva Concierge Care platform, delivers scalable support to enterprises, clients, caregivers, concierges, and internal Oneva staff.

Why Am I the Right Founder to Invest In?

I began preparing to found Oneva as a child as I started building the skills and network to be successful in high school. In 1978, I took my first airplane flight to compete at the NAACP's Act-So Science Fair in Louisville, Kentucky. That was the same year I began attending UC Berkeley during the summer before my junior year of high school and took my first Economics course and loved it.

My father, always a Master of Economics and Law despite his limited academic preparation, made certain I understood the history, importance, and impact of economic development programs particularly those aimed to lift society's most vulnerable. As a child, I typed his letters to the Equal Employment Opportunity Commission (EEOC) as he was forced to repeatedly sue his employer, the United States Navy, for racial discrimination. And he won every time at the EEOC though he lost his last battle in September 2017, when he succumbed to the asbestos he was exposed to during his employment as a welder at Mare Island Naval Shipyard in Vallejo, Ca. That's how he was able to support his family, a wife and eight children. And just as on the day my Daddy died in September 2017 as it was in 1968 when Dr King died, the faces of America's disenfranchised remain largely Black and brown, female, and everybody else, including Caucasians from Appalachia to Oakland, who happen to be poor.

The day after graduation from Richmond's Kennedy High school in June 1980, I immediately began working in AT&T's engineering department in San Francisco the Monday following graduation. Working there and eventually at Bank of America's Telecommunications/Systems Department, while attending UC Berkeley from 1980 to 1986 allowed me to code, and eventually design and install phone systems. Working my way through Cal with a title of Engineering Associate allowed me to complete a B.A. with Double Majors in Economics and "Economics in the Black Community" in 1986. Mastering an understanding of large scale job creation, with a focus on increasing labor force participation and not unemployment through school, while designing leading edge technology with and for some of America's best known technical giants was a big first step in preparing to lead Oneva.

In March 1986, I was admitted to UC Berkeley's Haas School of Business and finished my MBA in May 1988 earning a 3.5 GPA. From there, I joined AT&T's executive training program and collaborated with Bell Labs to build the systems infrastructure to allow Broadband provisioning and then oversaw a staff of 12+ to write the Methods and Procedures to sell, order, provision, bill, and use the service. Learning to build and operate large, complex systems is a necessary skill, preparing me to lead Oneva.

After that success, I was moved to Executive Marketing Staff, eventually promoted to Channel Director and then Finance Director leading business planning, management reporting and other financial operations for major lines of business. I left AT&T in 1997 and assumed senior finance roles at other Bay Area companies including Levi Strauss & Co, UC Berkeley, Integrated Data Group (IDG), and Seagate, where I was a divisional CFO overseeing a $3.2+ billion global hard drive business until my husband Bob's company Xros was acquired for $3.25B. That's when I quit my job to raise our then 8-year-old son and thought that if the company had offered care for our son and our home, I may have stayed in their workforce.
It seems to me that this dynamic applies even more today, as corporations struggle to attract and retain professional, prepared workers during these times of record low unemployment!

When I decided it was time to return to work seven years later and needed care for our second child and two aging parents, I was shocked at the low quality of care available in the marketplace and asked Bob if he could design a technology platform that could safely, simply and conveniently deliver care. He said, "I can do that," and Oneva was born.

I've prepared my entire academic and career life to be CEO of Oneva, deliver care to our most vulnerable, and create hundreds of thousands of great paying jobs right here in America as a way to lift large numbers of people out of poverty. I prepared by spending ten years at UC Berkeley to earn the relevant academic credentials and then designed large technology platforms at America's top companies while directly and indirectly leading cross-functional, cross-departmental teams to design and implement new technologies. I also led financial operations of multiple multi-billion dollar operating units as an executive at several renowned companies. Most importantly, my background has taught me the highest values of persistence, authenticity, humility, and kindness. And those were all reasons Fred at Microsoft cited when he told me that I am the right founder to collaborate with him to solve elder care.

Why Should You Invest In Oneva?
Early stage investors usually invest in the market and the team. At Oneva, we attack a large, evergreen market, that is growing tremendously and globally. Our team has big company experience, startup experience, technical experience, and knowledge gained from running a care company seven days a week for almost four years.

Some investors invest based on shared values. We see opportunities to change the world with social impact (often called double bottom line investing) because we have the potential to generate thousands, tens of thousands, and even hundreds of thousands of good living wage jobs. We know from focus groups and caregiver feedback that caregivers value safety, reliable payment, and support, and they are all amazed that they can successfully create a professional-quality caregiver video with us. We help the underemployed use web and video technology that was only available to the wealthy or gifted. We will keep more elders in their homes and will drive children to school and tutors with trusted caregivers, rather than just anonymous, gig-economy drivers, so that our most precious young and old are safe. Our mission will make employers better, families more relaxed, and help bring an underclass to prosperity. Many investors can resonate with our desire to help everyone on the spectrum with biggest impact at the bottom.

Other investors want to invest early in a company that has unicorn potential, to gain wealth from finding the next Facebook or AirBnB. We've had numerous major U.S. tech firms and even other countries express interest in Oneva. These potential customers have a market size of tens of millions of employees. With an anticipated revenue of $500-$1,000 a month of revenue for each Oneva Care user, Oneva has the potential to be a multi-billion dollar business.

Regardless of why you choose to invest in Oneva, we appreciate your confidence in our market, team, values, potential, and passion. Thank you for considering an investment in Oneva.

Sincerely,
Anita Darden Gardyne